ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-189888
Dated February 19, 2014

Optimization

Royal Bank of Canada Contingent Absolute Return Autocallable Optimization Securities

Linked to the Common Stock of AOL Inc. due on or about March 4, 2015
Linked to the Class A Shares of Apollo Global Management, LLC due on or about March 4, 2015
Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc. due on or about March 4, 2015
Linked to the Common Stock of Joy Global Inc. due on or about March 4, 2015

Investment Description

Contingent Absolute Return Autocallable Optimization Securities (the "Securities") are unconditional, unsecured and unsubordinated debt securities issued by Royal Bank of Canada linked to the performance of the common stock or Class A Shares of a specific company (the "Underlying Equity"). If the applicable Underlying Equity closes at or above its closing price on the Trade Date (the "Starting Price") on any Observation Date (which will occur first on or about May 21, 2014 and then quarterly thereafter as described on page 4 of this free writing prospectus), we will automatically call the Securities and pay you a Call Price equal to the principal amount per Security plus a Call Return based on the Call Return Rate. The Call Return increases the longer the Securities are outstanding, as described below. If by maturity the Securities have not been called, and the closing price of one share of the applicable Underlying Equity closes at or above the applicable Trigger Price on the final Observation Date, we will repay the principal amount plus pay you a return at maturity equal to the absolute value of the percentage decline in the price of the applicable Underlying Equity from the Trade Date to the final Observation Date (the "Contingent Absolute Return"). If by maturity the Securities have not been called and the applicable Underlying Equity closes below the applicable Trigger Price on the final Observation Date, the Contingent Absolute Return will not apply, and we will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the price of the applicable Underlying Equity from the Trade Date to the final Observation Date, up to a 100% loss of your principal amount invested.

Investing in the Securities involves significant risks. The Securities do not pay interest. You may lose some or all of your principal. The Contingent Absolute Return and any contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to our creditworthiness and is not, either directly or indirectly, an obligation of any third party. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire principal amount.

Features

❑ **Call Return** — We will automatically call the Securities for a Call Price equal to the principal amount plus the applicable Call Return based on the Call Return Rate if the closing price of the Underlying Equity on any Observation Date is equal to or greater than the Starting Price. The Call Return increases the longer the Securities are outstanding. If the Securities are not called, investors will have the potential for downside market exposure to the Underlying Equity at maturity if the Final Price is less than the Starting Price.

❑ **Contingent Absolute Return at Maturity**— If you hold the Securities to maturity, the Securities have not been called on any Observation Date including the final Observation Date and the Underlying Equity closes above or equal to the Trigger Price on the final Observation Date, we will pay your full principal amount plus the Contingent Absolute Return. If the Underlying Equity closes below the Trigger Price on the final Observation Date, the Contingent Absolute Return will not apply and we will pay less than your principal amount, if anything, resulting in a loss of your principal amount that will be proportionate to the full negative Underlying Return. The Contingent Absolute Return and any contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to our creditworthiness.

Key Dates[1]

Trade Date[1]	February 21, 2014
Settlement Date[12]	February 28, 2014
Observation Dates[1]	Quarterly (see page 4 for details)
Final Observation Date[3]	February 26, 2015
Maturity Date[3]	March 4, 2015

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Observation Dates, including the final Observation Date, and/or the Maturity Date will be changed so that the stated term of the Securities remains approximately the same.

[2] Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the pricing date or the following business day will be required, by virtue of the fact that the Securities initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement..

[3] Subject to postponement in the event of a market disruption event as described under "General Terms of the Securities – Market Disruption Events" in the accompanying product prospectus supplement no. UBS-TAOS-2.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING OUR DEBT OBLIGATION. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 5 AND UNDER ''RISK FACTORS'' BEGINNING ON PAGE PS-4 OF THE PRODUCT PROSPECTUS SUPPLEMENT NO. UBS TAOS-2 BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF THE PRINCIPAL AMOUNT OF THE SECURITIES.

Securities Offerings

This free writing prospectus relates to four separate Contingent Absolute Return Autocallable Optimization Securities that we are offering. Each Security is linked to the common stock or Class A shares representing limited liability company interests ("Class A Shares") of a different company, and each of the Securities has a different Call Return Rate, Starting Price and Trigger Price, as specified in the table below. The Call Return Rate, Starting Price and Trigger Price for each Security will be determined on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof. The performance of each Security will not depend on the performance of any other Security.

Underlying Equity	Call Return Rate	Starting Price	Trigger Price	CUSIP	ISIN
AOL Inc. (AOL)	12.00% to 14.50% per annum	●	70% of the Starting Price	78010Y638	US78010Y6389
Apollo Global Management LLC (APO)	12.10% to 15.10% per annum	●	75% of the Starting Price	78010Y646	US78010Y6462
Freeport-McMoRan Copper & Gold Inc. (FCX)	10.00% to 12.00% per annum	●	80% of the Starting Price	78010Y653	US78010Y6538
Joy Global Inc. (JOY)	7.10% to 9.10% per annum	●	75% of the Starting Price	78010Y661	US78010Y6611

See "Additional Information About Royal Bank of Canada and the Securities" in this free writing prospectus. The Securities will have the terms specified in the prospectus dated July 23, 2013, the prospectus supplement dated July 23, 2013, product prospectus supplement no. UBS-TAOS-2 dated September 16, 2013 and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product prospectus supplement no. UBS-TAOS-2. Any representation to the contrary is a criminal offense.

Offering of Securities	Price to Public[1]		Fees and Commissions[1]		Proceeds to Us	
	Total	Per Security	Total	Per Security	Total	Per Security
AOL Inc.	●	$10.00	●	$0.15	●	$9.85
Apollo Global Management LLC	●	$10.00	●	$0.15	●	$9.85
Freeport-McMoRan Copper & Gold Inc.	●	$10.00	●	$0.15	●	$9.85
Joy Global Inc.	●	$10.00	●	$0.15	●	$9.85

[1] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.15 per $10 principal amount Security. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page16 below.

The initial estimated value of the Securities as of the date of this document is $9.7520 per $10.00 in principal amount for the Securities linked to AOL, $9.6849 per $10.00 in principal amount for the Securities linked to APO, $9.8144 per $10.00 in principal amount for the Securities linked to FCX, and $9.7962 per $10.00 in principal amount for the Securities linked to JOY, all of which are less than the price to public. The pricing supplement relating to the Securities will set forth our estimate of the initial value of each of the Securities as of the pricing date, which will not be more than $0.20 less than these amounts. The actual value of the Securities at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value under ''Key Risks'' beginning on page 5, "Supplemental Plan of Distribution (Conflicts of Interest)" on page 16 and "Structuring the Securities" on page 17 of this free writing prospectus.

The Securities will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

UBS Financial Services Inc.   RBC Capital Markets, LLC

Additional Information About Royal Bank of Canada and the Securities

Royal Bank of Canada has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to these offerings that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in these offerings will arrange to send you the prospectus, the prospectus supplement, product prospectus supplement no. TAOS-2 and this free writing prospectus if you so request by calling toll-free 866-609-6009.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013, relating to our Series F medium-term notes of which these Securities are a part, and the more detailed information contained in product prospectus supplement no. TAOS-2 dated September 16, 2013. **This free writing prospectus, together with the documents listed below, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product prospectus supplement no. TAOS-2, as the Securities involve risks not associated with conventional debt securities.

If the terms discussed in this free writing prospectus differ from those discussed in the product prospectus supplement no. TAOS-2, the prospectus supplement, or the prospectus, the terms discussed herein will control.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product prospectus supplement no. TAOS-2 dated September 16, 2013:

    http://www.sec.gov/Archives/edgar/data/1000275/000121465913005256/c916130424b5.htm

- Prospectus supplement dated July 23, 2013:

    http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

- Prospectus dated July 23, 2013:

- http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to Royal Bank of Canada.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate the loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the Underlying Equity.

♦ You believe the applicable Underlying Equity will close at or above the Starting Price on any one of the specified Observation Dates, including the final Observation Date, or you believe the Underlying Equity will not close below the applicable Trigger Price on the final Observation Date.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Equity.

♦ You are willing to hold securities that will be called on the earliest Observation Date on which the Underlying Equity closes at or above the Starting Price, or you are otherwise willing to hold such securities to maturity.

♦ You are willing to make an investment whose return is limited to the applicable Call Return, regardless of the potential appreciation of the Underlying Equity, which could be significant, or, if the Securities have not been called, to the Contingent Absolute Return (as limited by the Trigger Price).

♦ You would be willing to invest in the Securities if the applicable Call Return Rate were set equal to the bottom of the applicable range indicated on the cover hereof (the actual Call Return Rate for each Security will be set on the Trade Date).

♦ You are willing to invest in Securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which RBC Capital Markets, LLC, which we refer to as "RBCCM," is willing to purchase the Securities.

♦ You do not seek current income from this investment and are willing to forgo any dividends paid on the Underlying Equity.

♦ You are willing to assume our credit risk for all payments under the Securities, and understand that if we default on our obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if, among other considerations:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You do not believe the applicable Underlying Equity will close at or above the Starting Price on any one of the specified Observation Dates, including the final Observation Date, or you believe the applicable Underlying Equity will close below the applicable Trigger Price on the final Observation Date exposing you to the full downside performance of the Underlying Equity.

♦ You seek an investment that is designed to provide a full return of principal at maturity.

♦ You cannot tolerate the loss of all or a substantial portion of your investment, and you are not willing to make an investment that may have the same downside market risk as the Underlying Equity.

♦ You seek an investment that participates in the full appreciation of the Underlying Equity and whose positive return is not limited to the applicable Call Return, or, if the Securities have not been called, to the Contingent Absolute Return (as limited by the Trigger Price).

♦ You would be unwilling to invest in the Securities if the applicable Call Return Rate were set equal to the bottom of the applicable range indicated on the cover hereof (the actual Call Return Rate for each Security will be set on the Trade Date).

♦ You are unable or unwilling to hold securities that will be called on the earliest Observation Date on which the Underlying Equity closes at or above the Starting Price, or you are otherwise unable or unwilling to hold such securities to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You seek current income from your investment, or prefer to receive any dividends paid on the Underlying Equity.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional fixed income investments with comparable maturities and credit ratings.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside price fluctuations of the Underlying Equity.

♦ You are not willing to assume our credit risk for all payments under the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" in the accompanying product prospectus supplement no. UBS-TAOS-2 for risks related to an investment in the Securities.

Indicative Terms[1]

Issuer:	Royal Bank of Canada
Principal Amount per Security:	$10 per Security (subject to a minimum purchase of 100 Securities or $1,000)
Term:	12 months, unless called earlier
Underlying Equity[2] :	The common stock or Class A Shares of a specific company, as set forth on the cover page of this free writing prospectus.
Call Feature:	The Securities will be called if the Closing Price of the applicable Underlying Equity on any Observation Date is at or above its Starting Price. If the Securities are called, we will pay you on the applicable Call Settlement Date a cash payment per $10.00 principal amount of each Security equal to the Call Price for the applicable Observation Date.
Observation Dates[3]:	The first Observation Date will occur on or about May 21, 2014; Observation Dates will occur quarterly thereafter on or about August 21, 2014, November 21, 2014 and February 26, 2015 (the "final Observation Date").[4]
Call Settlement Dates:	Two (2) business days following the applicable Observation Date, except that the Call Settlement Date for the final Observation Date is the Maturity Date.
Call Price:	The Call Price will be calculated based on the following formula: $10.00 + ($10.00 × Call Return)
Call Return/Call Return Rate:	The Call Price will be based upon the applicable Call Return. The Call Return increases the longer the Securities are outstanding and will be based on the Call Return Rate of between (i) 12.00% and 14.50% per annum for Securities linked to the common stock of AOL Inc., (ii) 12.10% and 15.10% per annum for Securities linked to the Class A shares of Apollo Global Management LLC, (iii) 10.00% and 12.00% per annum for Securities linked to the common stock of Freeport-McMoRan Copper & Gold Inc., and (iv) 7.10% and 9.10% per annum for Securities linked to the common stock of Joy Global Inc. The actual Call Return Rate for each of the Securities will be set on the Trade Date. The Call Return will be a fixed amount based upon equal quarterly installments at the Call Return Rate, which is a per annum rate. The table below sets forth each Observation Date, each Call Settlement Date and the corresponding Call Price range for each Security.

Observation Date[3]	Call Settlement Date	AOL	APO	FCX	JOY
May 21, 2014	May 23, 2014	[$10.3000 - $10.3625]	[$10.3025 - $10.3775]	[$10.2500 - $10.3000]	[$10.1775 - $10.2275]
August 21, 2014	August 25, 2014	[$10.6000 - $10.7250]	[$10.6050 - $10.7550]	[$10.5000 - $10.6000]	[$10.3550 - $10.4550]
November 21, 2014	November 25, 2014	[$10.9000 - $11.0875]	[$10.9075 - $11.1325]	[$10.7500 - $10.9000]	[$10.5325 - $10.6825]
February 26, 2015 (final Observation Date)	March 4, 2015 (Maturity Date)	[$11.2000 - $11.4500]	[$11.2100 - $11.5100]	[$11.0000 - $11.2000]	[$10.7100 - $10.9100]

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[1] Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
[2] For a description of adjustments that may affect each Underlying Equity, see "General Terms of the Securities" in the product prospectus supplement no. UBS-TAOS-2.
[3] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Observation Dates (including the final Observation Date) and Maturity Date will be changed to ensure that the stated term of the Securities remains approximately the same.
[4] Subject to postponement in the event of a market disruption event and as described under "General Terms of the Securities – Market Disruption Events" in the accompanying product prospectus supplement no. UBS-TAOS-2.

Payment at Maturity (per Security):	**If the Securities are not called and the Final Price of the applicable Underlying Equity is above or equal to the Trigger Price on the final Observation Date**, we will pay you a cash payment on the Maturity Date per Security equal to $10 × (1 + Contingent Absolute Return) **If the Securities are not called and the Final Price is below the Trigger Price on the final Observation Date,** then the Contingent Absolute Return will not apply, and we will pay you a cash payment on the Maturity Date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the negative Underlying Return, equal to: $10.00 x (1 + Underlying Return) *Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the Underlying Equity declines.*
Underlying Return:	$$\frac{\text{Final Price} - \text{Starting Price}}{\text{Starting Price}}$$
Trigger Price:	A percentage of the Starting Price of the Underlying Equity, as specified on the cover page of this free writing prospectus.
Contingent Absolute Return:	The absolute value of the Underlying Return. For example, if the Underlying Return is -5%, the Contingent Absolute Return will equal 5%.
Starting Price:	The closing price of the applicable Underlying Equity on the Trade Date.
Final Price:	The closing price of the applicable Underlying Equity on the final Observation Date
Closing Price:	On any trading day, the last reported sale price of the Underlying Equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Investment Timeline

Trade Date:	The closing price of the applicable Underlying Equity (the Starting Price) is observed, the Trigger Price is determined and the Call Return Rate is set.



Quarterly	The Securities will be called if the closing price of the applicable Underlying Equity on any Observation Date is equal to or greater than the Starting Price. If the Securities are called, we will pay the Call Price for the applicable Observation Date, equal to the principal amount plus the applicable Call Return.



Maturity Date	The Final Price of the applicable Underlying Equity is observed on the final Observation Date. If the Securities have not been called and the Final Price is equal to or greater than the Trigger Price, we will repay an amount in cash equal to: $10 × (1 + Contingent Absolute Return) If the Securities have not been called and the Final Price is less than the Trigger Price, then the Contingent Absolute Return will not apply, and we will repay less than the principal amount, if anything, resulting in a loss proportionate to the decline of the Underlying Equity, equal to a return of: $10.00 × (1 + Underlying Return) per Security

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO OUR CREDITWORTHINESS. IF WE WERE TO DEFAULT ON OUR PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE PRINCIPAL AMOUNT.

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Underlying Equity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product prospectus supplement no. UBS-TAOS-2. We also urge you to consult your investment, legal, tax, accounting and other advisors before investing in the Securities.

Risks Relating to the Securities Generally

- **You May Lose Some or All of Your Principal:** The Securities differ from ordinary debt securities in that we will not necessarily pay the full principal amount at maturity. The return on the Securities depends on whether the Underlying Equity closes at or above the Starting Price on an Observation Date, and if the Securities are not called, whether the Final Price of the Underlying Equity is greater than or equal to the Trigger Price. If the Securities are not called, we will only you the principal amount of your Securities, plus the Contingent Absolute Return, if the Final Price of the Underlying Equity is greater than or equal to the Trigger Price, and will only make such payment at maturity. If the Securities are not called and the Final Price is less than the Trigger Price, the Contingent Absolute Return will not apply and you will lose some or all of your principal amount in an amount proportionate to the negative Underlying Return.

- **The Call Feature and the Trigger Price Limit Your Potential Return:** The return potential of the Securities if the Securities are called as of any Observation Date is limited to the applicable Call Return, regardless of the appreciation of the Underlying Equity, which may be significant. Therefore, you may receive a lower payment if the Securities are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Underlying Equity. In addition, because the Call Return increases the longer the Securities are outstanding, the Call Price payable on the first Observation Date is less than the Call Price payable on later Observation Dates. As the Securities could be called as early as the first Observation Date, the total return on the Securities could be minimal.

  If the Securities are not called, and the Final Price is greater than or equal to the Trigger Price, your return at maturity will be limited to the absolute value of the decline in the price of the applicable Underlying Equity up to the Trigger Price. Accordingly, this payment will not exceed the percentage by which the applicable Trigger Price is less than the applicable Initial Price. You will not receive the Contingent Absolute Return, and will lose some or all of your principal amount, if the Securities are not called and the Final Price is less than the applicable Trigger Price.

- **No Periodic Interest Payments:** We will not pay any interest with respect to the Securities.

- **Reinvestment Risk:** If your Securities are called early, the holding period over which you would receive the applicable per annum Call Return Rate could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities in a comparable investment with a similar level of risk in the event the Securities are called prior to the Maturity Date.

- **Contingent Absolute Return Applies Only at Maturity:** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, if any, you may have to sell your Securities at a loss relative to your initial investment, even if the price of the Underlying Equity is above the Trigger Price. If at maturity the Securities have not been called, we will repay you the full principal amount per Security *plus* the Contingent Absolute Return, unless the price of the applicable Underlying Equity closes below the applicable Trigger Price on the final Observation Date. Under these circumstances, the Contingent Absolute Return will not apply and we will repay less than the principal amount, if anything, resulting in a loss that is proportionate to the decline in the price of the applicable Underlying Equity from the Trade Date to the final Observation Date. The Contingent Absolute Return and any contingent repayment of principal are based on whether the applicable Final Price is below the applicable Trigger Price and apply only if you hold your Securities to maturity.

- **The Call Return Rate and the Probability that the Applicable Final Price Will Fall Below the Applicable Trigger Price on the Final Observation Date Will Reflect in Part the Volatility of the Underlying Equity:** "Volatility" refers to the frequency and magnitude of changes in the price of the applicable Underlying Equity. The greater the volatility of the applicable Underlying Equity, the more likely it is that the price of that Underlying Equity could close below the Trigger Price on the final Observation Date. This risk will generally be reflected in a higher Call Return Rate for the Securities than the return payable on our conventional debt securities with a comparable term. However, while the Call Return Rate is set on the Trade Date, the Underlying Equity's volatility can change significantly over the term of the Securities, and may increase. The price of the Underlying Equity could fall sharply as of the final Observation Date, which could result in a significant loss of your initial investment.

- **Credit Risk of Royal Bank of Canada:** The Securities are our unsubordinated and unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including payments in respect of an automatic call or any repayment of principal, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of the Securities and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

- **Single Stock Risk:** The price of the Underlying Equity can rise or fall sharply due to factors specific to that Underlying Equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Securities, should make your own investigation into the issuer of the Underlying Equity and the Underlying Equity for your Securities. **We urge you to review financial and other information filed periodically by the applicable issuer with the SEC.**

- **The Class A Shares of Apollo Global Management, LLC and the Common Stock of Joy Global Inc. Have Limited Historical Information**: The Class A shares of Apollo Global Management, LLC commenced trading on March 30, 2011 and the common stock of Joy Global Inc. commenced trading on December 6, 2011. Because these Underlying Equities have limited trading histories, your investment in the Securities linked to either of these Underlying Equities may involve a greater risk than investing in securities linked to one or more stocks with a more established record of performance.

- **Dividend Payments or Voting Rights:** As a holder of the Securities, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Underlying Equity would have.

- **Owning the Securities Is Not the Same as Owning the Underlying Equity:** The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Securities. Furthermore, the Underlying Equity may appreciate substantially during the term of the Securities, while your potential return, if called, will be limited to the applicable Call Return.

- **There Is No Affiliation Between the Underlying Equity Issuer and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Underlying Equity Issuer:** We are not affiliated with the Underlying Equity issuer. However, we and our affiliates may currently, or from time to time in the future engage in business with the Underlying Equity issuer. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the Underlying Equity and the underlying Equity issuer. You, as an investor in the Securities, should make your own investigation into the Underlying Equity and the underlying Equity issuer for your Securities. The Underlying Equity issuer is not involved in this offering and has no obligation of any sort with respect to your Securities. The Underlying Equity issuer has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Securities.

♦ **Lack of Liquidity:** The Securities will not be listed on any securities exchange. RBCCM intends to offer to purchase the Securities in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which RBCCM is willing to buy the Securities.

♦ **The Initial Estimated Value of the Securities Will Be Less than the Price to the Public:** The initial estimated value for each of the Securities that is set forth on the cover page of this document, and that will be set forth in the final pricing supplement for each of the Securities, will be less than the public offering price you pay for the Securities, does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Securities in any secondary market (if any exists) at any time. If you attempt to sell the Securities prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the applicable Underlying Equity, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount, and our estimated profit and the costs relating to our hedging of the Securities. These factors, together with various credit, market and economic factors over the term of the Securities, are expected to reduce the price at which you may be able to sell the Securities in any secondary market and will affect the value of the Securities in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Securities prior to maturity may be less than the price to public, as any such sale price would not be expected to include the underwriting discount and our estimated profit and the costs relating to our hedging of the Securities. In addition, any price at which you may sell the Securities is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Securities determined for any secondary market price is expected to be based on a secondary market rate rather than the internal borrowing rate used to price the Securities and determine the initial estimated value. As a result, any secondary price will be less than if the internal borrowing rate was used. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **Our Initial Estimated Value of the Securities Is an Estimate Only, Calculated as of the Time the Terms of the Securities Are Set:** The initial estimated value of each of the Securities is based on the value of our obligation to make the payments on the Securities, together with the mid-market value of the derivative embedded in the terms of the Securities. See "Structuring the Securities" below. Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Securities. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Securities or similar securities at a price that is significantly different than we do.

The value of the Securities at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Securities in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Securities.

♦ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Securities, including hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates:** RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations as to the Underlying Equity that are inconsistent with investing in or holding the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Equity, and therefore the market value of the Securities.

♦ **Uncertain Tax Treatment:** Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential Royal Bank of Canada Impact and UBS on Price:** Trading or transactions by us, UBS or our respective affiliates in the Underlying Equity, or in futures, options, exchange-traded funds or other derivative products on the Underlying Equity may adversely affect the market value of the Underlying Equity, the closing price of the Underlying Equity, and, therefore, the market value of the Securities.

♦ **Many Economic and Market Factors Will Impact the Value of the Securities:** In addition to the closing price of the Underlying Equity on any trading day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ♦ the actual and expected volatility of the price of the Underlying Equity;

  ♦ the time to maturity of the Securities;

  ♦ the dividend rate on the Underlying Equity;

  ♦ interest and yield rates in the market generally;

  ♦ a variety of economic, financial, political, regulatory or judicial events;

  ♦ the occurrence of certain events to the Underlying Equity that may or may not require an adjustment to the terms of the Securities; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **The Anti-Dilution Protection for the Underlying Equity Is Limited:** The calculation agent will make adjustments to the Starting Price and the Trigger Price for certain events affecting the shares of the applicable Underlying Equity. However, the calculation agent will not be required to make an adjustment in response to all events that could affect the Underlying Equity. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Securities may be materially and adversely affected.

Hypothetical Examples

The examples below illustrate the payment upon a call or at maturity for a $10.00 Security in a hypothetical offering of the Securities, with the following assumptions*:

Principal Amount:	$10.00
Term:	12 months
Hypothetical Starting Price:	$100.00
Hypothetical Call Return Rate:	10.00% per annum (or 2.50% per quarterly period)
Observation Dates:	Observation Dates will occur quarterly as set forth under "Indicative Terms" in this free writing prospectus.
Hypothetical Trigger Price:	$75.00 (which is 75% of the Starting Price)

May not be the actual Call Return Rate per annum, Starting Price, or Trigger Price applicable to the Securities. The actual Call Return Rate, the Starting Price and the Trigger Price for each of the Securities will be determined on the Trade Date. If the actual Call Return Rate per annum as set on the Trade Date is less than the hypothetical Call Return Rate listed above, your payments payable on the Securities at maturity or upon an automatic call will be less than the amounts listed in the examples below.

Example 1 — Securities are Called on the First Observation Date

Closing Price at first Observation Date:	$105.00 (at or above Starting Price, Securities are called)
Call Price (per $10.00)	$10.250

Because the Securities are called on the first Observation Date, we will pay you on the Call Settlement Date a total Call Price of $10.25 per $10.00 principal amount (a 2.50% total return on the Securities).

Example 2 — Securities are Called on the final Observation Date

Closing Price at first Observation Date:	$95.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$90.00 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$85.00 (below Starting Price, Securities NOT called)
Closing Price at final Observation Date:	$105.00 (at or above Starting Price, Securities are called)
Call Price (per $10.00)	$11.00

Because the Securities are called on the final Observation Date, we will pay you on the Call Settlement Date (which coincides with the Maturity Date in this example) a total Call Price of $11.0000 per $10.00 principal amount (a 10.00% total return on the Securities).

Example 3 — Securities are NOT Called and the Final Price is above the Trigger Price on the final Observation Date

Closing Price at first Observation Date:	$95.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$90.00 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$85.00 (below Starting Price, Securities NOT called)
Closing Price at final Observation Date:	$80.00 (below Starting Price, but above the Trigger Price, Securities NOT called)
Payment at Maturity (per $10.00)	$10.00 × (1 + Contingent Absolute Return) $10.00 × (1 + 20%) $12.00

Because the Securities are not called and the Underlying Return is -20.00%, but the Final Price is above the Trigger Price on the final Observation Date, we will pay you at maturity a total of $12.00 per $10.00 principal amount (a 20.00% return on the Securities). Accordingly, even though the price of the Underlying Equity has decreased, you will receive a positive return on the Securities.

Example 4 — Securities are NOT Called and the Final Price is below the Trigger Price on the final Observation Date

Closing Price at first Observation Date:	$95.00 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	$90.00 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	$85.00 (below Starting Price, Securities NOT called)
Closing Price at final Observation Date:	$50.00 (below Starting Price and Trigger Price, Securities NOT called)
Payment at Maturity (per $10.00)	$10.00 x [1 + Underlying Return] $10.00 x (1 − 50.0%) $5.00

Because the Securities are not called and the Final Price is below the Trigger Price on the final Observation Date, we will pay you at maturity a total of $5.00 per $10.00 principal amount (a 50.00% loss on the Securities).

What Are the Tax Consequences of the Securities?

U.S. Federal Income Tax Consequences

Set forth below, together with the discussion of U.S. federal income tax in the accompanying product prospectus supplement, prospectus supplement, and prospectus, is a summary of the material U.S. federal income tax consequences relating to an investment in the Securities. The following summary is not complete and is qualified in its entirety by the discussion under the sections entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the accompanying product prospectus supplement, the section "Tax Consequences" in the accompanying prospectus and the section entitled "Certain Income Tax Consequences" in the accompanying prospectus supplement, which you should carefully review prior to investing in the Securities.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this free writing prospectus as a callable pre-paid cash-settled derivative contract linked to the Underlying Equity for U.S. federal income tax purposes, and the terms of the Securities require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, a holder should generally recognize capital gain or loss upon the call, sale or maturity of the Securities in an amount equal to the difference between the amount a holder receives at such time and the holder's tax basis in the Securities. Alternative tax treatments are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Individual holders that own "specified foreign financial assets" may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Securities.

Please see the discussion under the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page PS-33 in the accompanying product prospectus supplement for a further discussion of the U.S. federal income tax consequences of an investment in the Securities.

Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Securities, please see the section entitled "Tax Consequences" in the accompanying prospectus, which you should carefully review prior to investing in the Securities.

Information about the Underlying Equities

Included on the following pages is a brief description of the issuers of each of the respective Underlying Equities. This information has been obtained from publicly available sources. Set forth below are tables that provide the quarterly high and low and period end closing prices for each of the Underlying Equities. We obtained the closing price information set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Equities as an indication of future performance.

Each of the Underlying Equities is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the Underlying Equities with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Underlying Equities under the Exchange Act can be located by reference to its SEC Central Index Key ("CIK") number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

AOL Inc.

According to publicly available information, AOL Inc. is a web services company. The company's business spans online content, products and services offered to consumers, publishers and advertisers. The company focuses on attracting consumers and providing online advertising services on company owned and operated properties as well as third party websites. The company also operates an internet subscription access service.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1468516. The company's common stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AOL."

Historical Information

The following table sets forth the quarterly high, low and period-end closing prices for this Underlying Equity, based on daily closing prices on the NYSE, as reported by Bloomberg. The closing price of this Underlying Equity on February 18, 2014 was $45.06. **The historical performance of this Underlying Equity should not be taken as an indication of its future performance during the term of the Securities.**

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Period-End Close
1/1/2010	3/31/2010	26.24	23.37	25.28
4/1/2010	6/30/2010	29.18	20.21	20.79
7/1/2010	9/30/2010	25.26	20.07	24.75
10/1/2010	12/31/2010	27.16	23.71	23.71
1/1/2011	3/31/2011	24.73	18.54	19.53
4/1/2011	6/30/2011	20.94	18.71	19.86
7/1/2011	9/30/2011	20.64	10.22	12.00
10/1/2011	12/30/2011	15.73	11.40	15.10
1/1/2012	3/31/2012	19.30	14.93	18.97
4/1/2012	6/30/2012	28.08	18.42	28.08
7/1/2012	9/30/2012	35.23	27.49	35.23
10/1/2012	12/31/2012	43.70	29.43	29.61
1/1/2013	3/31/2013	$39.52	$29.66	$38.49
4/1/2013	6/30/2013	$41.42	$33.93	$36.48
7/1/2013	9/30/2013	$38.39	$32.49	$34.58
10/1/2013	12/31/2013	$46.62	$32.71	$46.62
1/1/2014	2/18/2014*	$52.54	$44.40	$45.06

* As of the date of this free writing prospectus, available information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through February 18, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Period-End Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of this Underlying Equity from February 18, 2010 to February 18, 2014, assuming a Starting Price of $45.06, which was the closing price of this Underlying Equity on February 18, 2014, and a Trigger Price equal to 70% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).



HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE

Source: Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Apollo Global Management, LLC

According to publicly available information, Apollo Global Management, LLC provides global alternative asset manager services. The company raises, invests, and manages private equity, credit-oriented capital markets, and real estate funds. The funds are invested across industries throughout the world.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1411494. The company's Class A Shares are listed on the NYSE under the ticker symbol "APO." The company's Class A Shares represent the issuer's common equity securities. Accordingly, references in this document and in the product prospectus supplement to "a share" or "shares" of common stock, or similar terms, will also refer to equity interests in a limited liability company.

Historical Information

The following table sets forth the quarterly high, low and period-end closing prices for this Underlying Equity, based on daily closing prices on the NYSE, as reported by Bloomberg. The closing price of this Underlying Equity on February 18, 2014 was $30.58. **The historical performance of this Underlying Equity should not be taken as an indication of its future performance during the term of the Securities.**

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Period-End Close
3/30/2011*	3/31/2011	18.20	18.00	18.00
4/1/2011	6/30/2011	18.71	15.51	17.20
7/1/2011	9/30/2011	17.50	9.97	10.24
10/1/2011	12/30/2011	13.97	9.61	12.41
1/1/2012	3/31/2012	15.34	13.05	14.28
4/1/2012	6/30/2012	14.45	10.54	12.40
7/1/2012	9/30/2012	14.99	12.38	14.66
10/1/2012	12/31/2012	17.36	14.05	17.36
1/1/2013	3/31/2013	$24.00	$17.93	$21.64
4/1/2013	6/30/2013	$27.34	$21.76	$24.10
7/1/2013	9/30/2013	$29.78	$23.01	$28.26
10/1/2013	12/31/2013	$34.37	$28.49	$31.61
1/1/2014	2/18/2014**	$36.22	$30.58	$30.58

* Apollo Global Management, LLC's Class A Shares began trading publicly on March 30, 2011. As a result, there is limited trading information available for the first quarter of 2011, and no trading information prior to that time. This limited historical performance of this Underlying Equity is not necessarily indicative of its future performance.

**As of the date of this free writing prospectus, available information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through February 18, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Period-End Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of this Underlying Equity from March 30, 2011 to February 18, 2014, assuming a Starting Price of $30.58, which was the closing price of this Underlying Equity on February 18, 2014, and a Trigger Price equal to 75% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).



HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE

Source: Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Freeport-McMoRan Copper & Gold Inc.

According to publicly available information, Freeport-McMoRan Copper & Gold Inc., is an international natural resources company with headquarters in Phoenix, Arizona. The company operates large, long-lived, geographically diverse assets with significant reserves of copper, gold, molybdenum, cobalt, oil and gas.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 831259. The company's common stock is listed on the NYSE under the ticker symbol "FCX."

Historical Information

The following table sets forth the quarterly high, low and period-end closing prices for this Underlying Equity, based on daily closing prices on the NYSE, as reported by Bloomberg. The closing price of this Underlying Equity on February 18, 2014 was $33.74. **The historical performance of this Underlying Equity should not be taken as an indication of its future performance during the term of the Securities.**

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Period-End Close
1/1/2010	3/31/2010	44.05	33.35	41.77
4/1/2010	6/30/2010	43.67	29.33	29.57
7/1/2010	9/30/2010	43.52	29.09	42.70
10/1/2010	12/31/2010	60.05	43.62	60.05
1/1/2011	3/31/2011	60.92	47.79	55.55
4/1/2011	6/30/2011	57.44	46.83	52.90
7/1/2011	9/30/2011	56.30	30.45	30.45
10/1/2011	12/30/2011	42.80	29.87	36.79
1/1/2012	3/31/2012	46.73	37.36	38.04
4/1/2012	6/30/2012	39.11	31.60	34.07
7/1/2012	9/30/2012	42.64	31.43	39.58
10/1/2012	12/31/2012	42.43	30.81	34.20
1/1/2013	3/31/2013	$36.09	$31.40	$33.10
4/1/2013	6/30/2013	$33.76	$26.82	$27.61
7/1/2013	9/30/2013	$34.60	$27.34	$33.08
10/1/2013	12/31/2013	$37.74	$32.88	$37.74
1/1/2014	2/18/2014*	$37.63	$30.94	$33.74

* As of the date of this free writing prospectus, available information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through February 18, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Period-End Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of this Underlying Equity from February 18, 2010 to February 18, 2014, assuming a Starting Price of $33.74, which was the closing price of this Underlying Equity on February 18, 2014, and a Trigger Price equal to 80% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).



HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE

Source: Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Joy Global Inc.

According to publicly available information, Joy Global Inc. manufactures and markets underground mining equipment and surface mining equipment. The company's equipment is used for the extraction of ores and minerals.

Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1011006. The company's common stock is listed on the NYSE under the ticker symbol "801898."

Historical Information

The following table sets forth the quarterly high, low and period-end closing prices for this Underlying Equity, based on daily closing prices on the NYSE, as reported by Bloomberg. The closing price of this Underlying Equity on February 18, 2014 was $57.00. **The historical performance of this Underlying Equity should not be taken as an indication of its future performance during the term of the Securities.**

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Period-End Close
12/6/2011*	12/30/2011	90.37	73.05	74.97
1/1/2012	3/31/2012	95.71	71.43	73.50
4/1/2012	6/30/2012	76.81	51.91	56.73
7/1/2012	9/30/2012	62.14	48.77	56.06
10/1/2012	12/31/2012	66.03	54.88	63.78
1/1/2013	3/31/2013	$69.01	$57.81	$59.52
4/1/2013	6/30/2013	$61.48	$48.53	$48.53
7/1/2013	9/30/2013	$54.35	$48.32	$51.04
10/1/2013	12/31/2013	$58.70	$50.24	$58.49
1/1/2014	2/18/2014**	$57.00	$51.72	$57.00

* Joy Global Inc.'s common stock began trading publicly on December 6, 2011. As a result, there is limited trading information available for the fourth quarter of 2011, and no trading information prior to that time. This limited historical performance of this Underlying Equity is not necessarily indicative of its future performance.

** As of the date of this free writing prospectus, available information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through February 18, 2014. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Period-End Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of this Underlying Equity from December 6, 2011 to February 18, 2014, assuming a Starting Price of $57.00, which was the closing price of this Underlying Equity on February 18, 2014, and a Trigger Price equal to 75% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).



HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE

Source: Bloomberg L.P. We have not independently verified the accuracy or completeness of information obtained from Bloomberg Financial Markets.

Supplemental Plan of Distribution (Conflicts of Interest)

We have agreed to indemnify UBS Financial Services Inc. and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS Financial Services Inc. may sell all or a part of the Securities that it will purchase from us to investors or to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed under Rule 424(b)(2) containing the final pricing terms of the Securities.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Securities in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" beginning on page PS-18 of the accompanying product prospectus supplement no. UBS-TAOS-2.

The value of the Securities shown on your account statement may be based on RBCCM's estimate of the value of the Securities if RBCCM or another of our affiliates were to make a market in the Securities (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Securities in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Securities the value of the Securities that may be shown on your account statement may be higher than RBCCM's estimated value of the Securities at that time. This is because the estimated value of the Securities will not include the underwriting discount and our hedging costs and profits; however, the value of the Securities shown on your account statement during that period may be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Securities. Any such excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Securities, it expects to do so at prices that reflect their estimated value. This period may be reduced at RBCCM's discretion based on a variety of factors, including but not limited to, the amount of the Securities that we repurchase and our negotiated arrangements from time to time with UBS.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the pricing date or the following business day will be required, by virtue of the fact that the Securities initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

For additional information as to the relationship between us and RBCCM, please see the section "Plan of Distribution—Conflicts of Interest" in the prospectus dated July 23, 2013.

Structuring the Securities

The Securities are our debt securities, the return on which is linked to the performance of the applicable Underlying Equity. As is the case for all of our debt securities, including our structured notes, the economic terms of the Securities reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Securities at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than any secondary market rate is a factor that is likely to result in a higher initial estimated value of the Securities at the time their terms are set than if any secondary market rate was used. Unlike the estimated value included on the cover of this document or in the final pricing supplement relating to the Securities, any value of the Securities determined for purposes of a secondary market transaction may be based on a different borrowing rate, which may result in a lower value for the Securities than if our initial internal borrowing rate were used.

In order to satisfy our payment obligations under the Securities, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the applicable Underlying Equity, and the tenor of the Securities. The economic terms of the Securities and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Securities to you. The initial offering price of each of the Securities also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for each of the Securities on the pricing date being less than their public offering price. See "Key Risks—The Initial Estimated Value of the Securities Will Be Less than the Price to the Public" above.

Terms Incorporated in Master Note

The terms appearing above under the caption "Indicative Terms" and the provisions in the accompanying product prospectus supplement no. UBS-TAOS-2 dated September 16, 2013 under the caption "General Terms of Securities", are incorporated into the master note issued to DTC, the registered holder of the Securities.